UniCredit

04030573

RECEIVED
2004 JUN -3 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St.N.W.Judiciary Plaza
20549 WASHINGTON D.C. USA

Milan, May 26th, 2004

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Extraordinary/Ordinary Shareholders Meeting of UniCredito Italiano, which was published on May 25th 2004 in the Official Gazette of the Italian Republic, "Sole 24 Ore", "La Repubblica" and in the "Financial Times" (European edition).

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

With kindest regards, we remain

Yours faithfully,

UniCredito Italiano
Direzione Centrale

*Affari Societari e Legali*

Leo

**UniCredito Italiano S.p.A.**

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

# UniCredit

*A joint stock company. Registered office: Via Dante 1, Genoa (Italy) - Head office: Piazza Cordusio, Milan (Italy)*
*Registered with the Genoa Court, tax code and Vat number no. 00348170101 and with the Banks Register and belonging to the UniCredito Italiano Banking Group, registered with the Banking Groups Register under Code no. 3135.1. Member of the Interbank Deposit Protection Fund. Capital: € 3,158,168,076.00 fully paid up.*

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The Shareholders of UniCredito Italiano are convened to an Extraordinary and an Ordinary Shareholders' Meeting to be held on June 25 2004 at 9.30 am in Genoa - via Dante, 1 and, if necessary, with regard to the Extraordinary agenda, on second call, on June 28 2004 at 6.00 pm at the same location.
In the event that the necessary quorum are not reached, the Shareholders' Meeting is convened on third call with regard to the extraordinary agenda and on second call as for the ordinary agenda, on June 29 2004 at 2.30 p.m. at the same place, to discuss and to resolve on the following

**EXTRAORDINARY AGENDA**

- Amendment to sections 1, 2, 5, 6, 8, 9, 12, 15, 16, 17, 20, 21, 22, 23, 27, 28, 30, 35, 36, and 38 and insertion of a new section 39 of the Articles of Association; deletion of Regulations as integral part of the Articles of Association.

**ORDINARY AGENDA**

- Approval of UniCredito Italiano Shareholders' Meeting regulations.

According to Section 12 of the Articles of Association, the meeting may be attended by the holders of ordinary shares who have deposited their shares at least five 5 (five) days prior to the day of the Meeting, notwithstanding they are duly registered in the Shareholders' Register and who have received - pursuant to Section 85 of Decree no. 58 of 24 February 1998 - the proper certification issued by a broker belonging to the centralized custody and settlement system run by Monte Titoli S.p.A.

Detailed reports relative to the items on the agenda will be filed by June 10 2004 at the Company's registered office and Headquarters as well as at Borsa Italiana S.p.A., the governing body that runs the stock market. The shareholders may examine the relative documentation.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

*The shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.*
*As provided for by section 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Section 2372 of the Civil Code".*